COCA-COLA EUROPEAN PARTNERS PLC 2020 ANNUAL GENERAL MEETING

LONDON, 16 April 2020 – Coca-Cola European Partners plc ("CCEP") announces that the Notice of Meeting for its 2020 Annual General Meeting ("Notice of AGM") is available to view at: https://www.cocacolaep.com/about-us/governance/shareholder-meetings/. The 2019 Integrated Report and Form 20-F ("2019 Integrated Report") was published on 16 March 2020 and can be found at https://ir.cocacolaep.com/financial-reports-and-results/integrated-reports/.

In accordance with the UK Government guidance prohibiting public gatherings, the AGM will be run as a closed meeting and shareholders will not be able to attend and vote in person.

Shareholders are, therefore, strongly encouraged to submit a proxy vote in advance of the AGM by internet, by phone or by post as set out in the Notice of AGM and Form of Proxy. Given the current restrictions on attendance, Shareholders are encouraged to appoint the chairman of the meeting as their proxy rather than a named person who will not be permitted to attend the AGM.

CCEP is closely monitoring developments relating to the current outbreak of COVID-19. The situation is constantly evolving and the UK Government may change current restrictions or implement further measures relating to the holding of general meetings during the affected period. Shareholders are advised to check the CCEP website for updates and details of how to submit questions at: www.cocacolaep.com/aboutus/governance/shareholder-meetings.

The 2019 Integrated Report, Notice of AGM and 2020 Annual General Meeting Form of Proxy ("Form of Proxy") are also being sent to those shareholders who have requested to receive hard copies today.

In compliance with Listing Rule 14.3.6R, the Notice of AGM and Form of Proxy will shortly be available for inspection on the National Storage Mechanism at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

CONTACTS

Company Secretariat	Investor Relations	Media Relations
Clare Wardle	Sarah Willett	Shanna Wendt
T +44 20 7355 8406	+44 7970 145 218	T +44 7976 595 168

ABOUT CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP